VENTRUS BIOSCIENCES, INC.

787 Seventh Avenue, 48th Floor
New York, New York 10019

December 14, 2010

Via EDGAR Delivery

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  John Krug

Re:        Ventrus Biosciences, Inc.
Registration Statement on Form S-1
File No. 333-168224

Ladies and Gentlemen:

Ventrus Biosciences, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registrant’s Registration Statement on Form S-1 (File No. 333-168224) effective as of 10:00 a.m. Eastern Time, Wednesday, December 15, 2010, or as soon thereafter as practicable.  Please advise our corporate counsel, Alexander M. Donaldson at (919) 781-4000, of any questions.

Please be advised that the amount of compensation to be paid the underwriters and any other arrangements among the Registrant and the underwriters and other broker-dealers participating in the distribution, as described in the registration statement, have been reviewed to the extent required by the Financial Industry Regulatory Authority and such Authority has issued a statement expressing no objections to the compensation and other arrangements.

With respect to the aforementioned registration statement, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VENTRUS BIOSCIENCES, INC.

By: /s/ Russell H. Ellison
       Russell H. Ellison,
Chief Executive Officer